SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

INAMED CORPORATION
(Name of Subject Company (Issuer))
BANNER ACQUISITION, INC.
and
ALLERGAN, INC.
(Names of Filing Persons (Offeror))
Common Stock
including associated preferred stock purchase rights
(Title of Class of Securities)
453235103
(CUSIP Number of Class of Securities)
Douglas S. Ingram
Executive Vice President, General Counsel and Secretary
Allergan, Inc.
2525 Dupont Drive
Irvine, California 92612
(714) 246-4500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
Michelle A. Hodges
Gibson, Dunn & Crutcher LLP
4 Park Plaza, Suite 1400
Irvine, CA 92614
(949) 451-3800

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$3,149,239,143	$370,665.45

*	The transaction value is estimated only for purposes of calculating the filing fee. Pursuant to Rules 0-11(a)(4) and 0-11(d) under the Securities Exchange Act of 1934, the market value of the securities to be received was calculated as the product of (i) 37,999,869 shares of Inamed common stock (the sum of (x) 36,352,579 shares of Inamed common stock outstanding and (y) 1,647,290 shares of Inamed common stock issuable upon the exercise of outstanding options, each as of October 28, 2005 (as reported in the Form S-4 Registration Statement of Medicis Pharmaceutical Corporation and Proxy Statement of Inamed, filed with the Securities and Exchange Commission on November 2, 2005) and (ii) $82.875, which is the average of the high and low sales prices of Inamed common stock reported on Nasdaq National Market System on November 17, 2005.

**	$117.70 per million dollars of transaction value, in accordance with Rule 0-11 and Fee Rate Advisory No. 6 for fiscal year 2005.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $203,866	Filing Party: Allergan, Inc.
Form or Registration No.: Form S-4 333-129871	Date Filed: November 21, 2005
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
☑ third party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

     This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer (the “Offer”) by Banner Acquisition, Inc., a Delaware corporation (“Offeror”) and a wholly owned subsidiary of Allergan, Inc., a Delaware corporation (“Allergan”), to exchange for each outstanding share of common stock of Inamed Corporation, a Delaware corporation (“Inamed”), including the associated preferred stock purchase rights (collectively, “Inamed Shares”), at the election of the holder thereof: (a) $84.00 in cash, without interest, or (b) 0.8498 of a share of Allergan common stock, including the associated preferred stock purchase rights, upon the terms and subject to the conditions described in the Prospectus (as defined below) and the related letter of election and transmittal, including in each case the proration and election procedures described therein.
     Allergan has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 dated November 21, 2005 relating to the offer and sale of the Allergan common stock to be issued to holders of Inamed Shares in the Offer (the “Registration Statement”). The terms and conditions of the Offer are set forth in the prospectus, which is a part of the Registration Statement (the “Prospectus”), and the related letter of election and transmittal, which are filed as Exhibits (a)(4)(A) and (a)(1)(A), respectively, hereto.
Items 1 though 11.
     The information in the Prospectus and the related letter of election and transmittal, which are filed as Exhibits (a)(4)(A) and (a)(1)(A), respectively, hereto, and any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by Allergan, is hereby incorporated by reference in answer to Items 1 through 11 of this Schedule TO.
Item 12. Exhibits.

(a)(1)(A)	Form of Letter of Election and Transmittal*

(a)(1)(B)	Form of Notice of Guaranteed Delivery*

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(D)	Form of Letter to Clients*

(a)(1)(E)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

(a)(1)(F)	Press release issued by Allergan on November 15, 2005 (incorporated by reference to Exhibit 99.1 to Allergan’s Form 8-K filed with the SEC on November 15, 2005)

(a)(1)(G)	Investor Slide Presentation (incorporated by reference to Allergan’s filing with the SEC on November 15, 2005 pursuant to Rule 425)

(a)(1)(H)	Transcript of the Conference Call of Allergan held on November 15, 2005 (incorporated by reference to Allergan’s filing with the SEC on November 16, 2005 pursuant to Rule 425)

(a)(1)(I)	Acquisition Fact Sheet (incorporated by reference to Allergan’s filing with the SEC on November 15, 2005 pursuant to Rule 425)

(a)(1)(J)	Form of Letters sent to Allergan’s Therapeutic and Aesthetic Customers, respectively, on November 15, 2005 (incorporated by reference to Allergan’s filing with the SEC on November 15, 2005 pursuant to Rule 425)

(a)(1)(K)	Product Fact Sheets (incorporated by reference to Allergan’s filing with the SEC on November 16, 2005 pursuant to Rule 425)

(a)(1)(L)	Press release issued by Allergan on November 17, 2005 (incorporated by reference to Allergan’s filing with the SEC on November 17, 2005 pursuant to Rule 425)

(a)(1)(M)	Press release issued by Allergan on November 21, 2005 (incorporated by reference to Allergan’s filing with the SEC on November 21, 2005 pursuant to Rule 425)

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)(A)	Prospectus registering the offer and sale of the Allergan common stock to be issued in the Offer*

(a)(5)	Summary advertisement as published in the Wall Street Journal on November 21, 2005

(b)(1)	Financing Commitment Letter

(d)	Not applicable

(g)	Not applicable

(h)(1)	Tax opinion of Gibson, Dunn & Crutcher LLP*

*	Incorporated by reference to the Registration Statement.

Item 13. Information Required by Schedule 13E-3.
     Not applicable.

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SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

ALLERGAN, INC.
/s/ MATTHEW J. MALETTA

By:	Matthew J. Maletta
Vice President,
Assistant General Counsel and Assistant Secretary

BANNER ACQUISITION, INC.
/s/ MATTHEW J. MALETTA

By:	Matthew J. Maletta
Assistant Secretary

Date: November 21, 2005

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INDEX TO EXHIBITS

(a)(1)(A)	Form of Letter of Election and Transmittal*

(a)(1)(B)	Form of Notice of Guaranteed Delivery*

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(D)	Form of Letter to Clients*

(a)(1)(E)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

(a)(1)(F)	Press release issued by Allergan on November 15, 2005 (incorporated by reference to Exhibit 99.1 to Allergan’s Form 8-K filed with the SEC on November 15, 2005)

(a)(1)(G)	Investor Slide Presentation (incorporated by reference to Allergan’s filing with the SEC on November 15, 2005 pursuant to Rule 425)

(a)(1)(H)	Transcript of the Conference Call of Allergan held on November 15, 2005 (incorporated by reference to Allergan’s filing with the SEC on November 16, 2005 pursuant to Rule 425)

(a)(1)(I)	Acquisition Fact Sheet (incorporated by reference to Allergan’s filing with the SEC on November 15, 2005 pursuant to Rule 425)

(a)(1)(J)	Form of Letters sent to Allergan’s Therapeutic and Aesthetic Customers, respectively, on November 15, 2005 (incorporated by reference to Allergan’s filing with the SEC on November 15, 2005 pursuant to Rule 425)

(a)(1)(K)	Product Fact Sheets (incorporated by reference to Allergan’s filing with the SEC on November 16, 2005 pursuant to Rule 425)

(a)(1)(L)	Press release issued by Allergan on November 17, 2005 (incorporated by reference to Allergan’s filing with the SEC on November 17, 2005 pursuant to Rule 425)

(a)(1)(M)	Press release issued by Allergan on November 21, 2005 (incorporated by reference to Allergan’s filing with the SEC on November 21, 2005 pursuant to Rule 425)

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)(A)	Prospectus registering the offer and sale of the Allergan common stock to be issued in the Offer*

(a)(5)	Summary advertisement as published in the Wall Street Journal on November 21, 2005

(b)(1)	Financing Commitment Letter

(d)	Not applicable

(g)	Not applicable

(h)(1)	Tax opinion of Gibson, Dunn & Crutcher LLP*

*	Incorporated by reference to the Registration Statement.